UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-09881

CUSIP NUMBER

82312B106

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

____________________________________________________________________________________

PART I — REGISTRANT INFORMATION

SHENANDOAH TELECOMMUNICATIONS COMPANY

Full Name of Registrant

500 Shentel Way,

Address of Principal Executive Office (Street and Number)

Edinburg, VA 22824

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
☒

Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously announced on February 28, 2006, the Company disclosed that it would restate its financial statements for the years ended December 31, 2004 and 2003, including the beginning retained earnings for the year ended December 31, 2003, all quarters of the year ended December 31, 2004 and the first three quarters of the year ended December 31, 2005 to correct errors relating to the Company’s accounting for operating leases. As a result, the Company has not been able to conclude all the processes and procedures required for it to complete the preparation of its 2005 consolidated financial statements and its assessment as of December 31, 2005 of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 necessary to file its Annual Report on Form 10-K for the year ended December 31, 2005 within the time period prescribed for such report without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Earle MacKenzie 540 984-4141
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

____________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 15, 2006, the Company announced its financial results for its fourth quarter and fiscal year ended December 31, 2005. A copy of the press release was furnished as Exhibit 99.1 to the Current Report on Form 8-K filed on March 17, 2006. The Company anticipates that the financial results for the year and quarter ended December 31, 2005 will be as reflected in such press release. As previously announced, for the year ended December 31, 2005, net income was $10.7 million or $1.39 per fully diluted share, compared to $10.0 million or $1.31 per fully diluted share in 2004. The Company’s total revenues for 2005 were $146.4 million, compared to $121.0 million in 2004, an increase of $25.4 million or 21.0%. The Company’s annual revenue growth was primarily driven by its PCS and NTC business units. Operating income for 2005 was $19.4 million, an increase of $1.4 million or 7.6% from 2004. The increase is a result of growth in PCS and Telephone offset by operating losses in NTC. The 2004 results have been restated for corrections in errors related to the Company’s accounting for leases as reported in a press release furnished as Exhibit 99.1 to the Current Report on Form 8-K filed on February 28 2006.

___________________________________________________________________________________

Shenandoah Telecommunications Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006 /s/ Earle Mackenzie
Earle Mackenzie
Executive Vice President